October 27, 2005
Mail Stop 3561

Angeni Singh
President
Breezer Ventures, Inc.
2416 Main Street, Suite 117
Vancouver, B.C.   V5T 3E2
Canada

Re:	Breezer Ventures, Inc.
	Registration Statement on Form SB-2
	Filed October 25, 2005
	File No. 333-129229

Dear Ms. Singh:

	We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below.
For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

      We note the existence of an asset purchase agreement with Big-
On-Burgers Restaurant to purchase the inventory and capital equipment of the restaurant. Your stated intent to continue operating the restaurant in the same manner that Big-On-Burgers Restaurant has done in the past and also at the same location suggests that you have succeeded to the business formerly conducted by Big-On-Burgers Restaurant, and therefore, the asset acquisition is considered a business combination for which separate financial statements of Big-
On-Burgers are required to be filed in the registration statement. Refer to Rule 11-01(d) of Regulation S-X for guidance in distinguishing between an asset purchase and the acquisition of a business. Revise the registration statement to provide two years of audited financial statements of Big-On-Burgers and unaudited financial statements for any subsequent interim period. Provide pro forma financial information as well. Refer to Items 310 (c) and
(d)
of Regulation S-B.






Provide a current consent of any independent accounting firm whose report is included in the registration statement.

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Tia Jenkins at (202) 551-3790 with any questions.
We look forward to working with you to address these concerns.

							Sincerely,



							John D. Reynolds
							Assistant Director

cc:	Thomas P. Erwin, Esq. (via fax)

Breezer Ventures, Inc.
October 27, 2005
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE